8.	CODE OF ETHICS

8.1	Responsibility to Act Ethically

It is the responsibility of every employee, officer, director and agent of the Firm to at all times conduct his or her activities on behalf of the Firm with the utmost degree of good faith and ethical standards.

8.2	Duty to Client

All actions taken by any member of the Firm on behalf of a client must be undertaken with the understanding that the only consideration in analyzing the advisability of the action is the best interest of the client. In all instances, under all circumstances, the client’s interest shall come before the Firm’s interest or the personal or professional interest of any person associated with the Firm.

8.3	Privacy of Client Financial Information

All client financial information is confidential and shall not be divulged to any third party unless such disclosure is first approved in writing by the client or is compelled by legal process.

8.4	Conflicts of Interest

Engaging is activities that result in a conflict of interest or apparent conflict of interest between a client and the Firm or any employee, officer, director or agent of the Firm are strictly forbidden. All situations in which a conflict or apparent conflict of interest arise must be immediately referred to the Chief Compliance officer for a determination as to the advisability of continuing with the action or refraining from engaging in the action.

8.5	Use of Disclaimers

Disclaimers of suitability shall not be used with respect to any transaction made on behalf of a Firm client for whom the Firm acts under discretionary authority. Other disclaimers, such as with respect to past performance, etc., may be used, when as and if appropriate, but only after the proposed disclaimer has been approved, in writing, by the Chief Compliance Officer.

8.6	Suitability Determinations

Determinations as to the suitability of any particular investment for a particular client shall be made in light of all the facts and circumstances surrounding the investment needs of that particular client, and no other considerations shall be entertained.

8.7	Supervisory Responsibility

The Chief Compliance Officer shall monitor and be responsible for the enforcement of all ethics requirements of the Firm.

8.8	Written Code of Ethics

The Firm has adopted a Written Code of Ethics, a copy of which has been distributed to all employees, officers, directors and agents of the Firm. Each person subject to the Code must comply with the Firm’s Code of Ethics, and shall file such reports and periodic disclosures as are required under the Code.

Each Firm employee shall have an ongoing responsibility to comply with such additional policies, procedures and guidelines as promulgated by the Firm, either on the Firm’s own initiative or pursuant to legal mandate.